Contact

www.linkedin.com/in/vicente-surraco-21334566 (LinkedIn)

Top Skills

Microsoft Excel
PowerPoint
Microsoft Office

Languages

English (Native or Bilingual)
Spanish (Native or Bilingual)

Vicente Surraco

Co-Founder at Osena Spiked Coconut Water
Philadelphia, Pennsylvania, United States

Experience

Osena Spiked Coconut Water

Co-Founder
September 2019 - Present (3 years 6 months)

ZX Ventures

MBA Intern
June 2019 - August 2019 (3 months)

Susquehanna International Group, LLP (SIG)

2 years 10 months

Macro Research Analyst
August 2016 - May 2018 (1 year 10 months)

Equity Options Analyst
August 2015 - July 2016 (1 year)

Pleasant Lake Partners

Junior Analyst
September 2013 - May 2015 (1 year 9 months)

Euro Pacific Precious Metals LLC

Metals Brokerage Intern
May 2013 - August 2013 (4 months)

Revolution Prep

Branch Manager
May 2012 - August 2012 (4 months)

Education

The Wharton School

· (2018 - 2020)

Columbia University in the City of New York

Economics · (2011 - 2015)